Exhibit 99.1

For immediate release
July 28, 2006

Petro-Canada Takes up Shares of Canada Southern Tendered and Not Withdrawn

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta - Petro-Canada, through its wholly owned subsidiary Nosara Holdings Ltd. (Nosara), today announced that 86,957 shares of Canada Southern Petroleum Ltd. (Canada Southern) have been tendered to Petro-Canada's offer for Canada Southern as of the expiry time on July 27, 2006.

Petro-Canada has taken up and accepted for payment all of the shares deposited to its offer and will provide the depositary for its offer with the required funds to make payment to tendering shareholders no later than August 1, 2006.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Michelle Harries	Gord Ritchie
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-3648	Tel: (403) 296-7691
Cell: (403) 608-4766	Cell: (403) 870-7374

Pam Tisdale
Investor Relations
Petro-Canada (Calgary)
Tel: (403) 296-4423
Cell: (403) 606-3982